APPROVAL OF FIDELITY BOND,
D&O/E&O INSURANCE AND
PREMIUM ALLOCATION AGREEMENT

Proposed Resolutions

RESOLVED, that after consideration of all relevant factors, including the anticipated value of the aggregate assets of the Trust to which any person who will be covered under the Trust’s fidelity bond will have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets and the nature of the securities anticipated to be in the Trust’s portfolio, the Board of Trustees, including a majority of the Independent Trustees, hereby approves the continuation of the fidelity bond issued by ICI Mutual Insurance Company to the Trust as the form of fidelity bond for the Trust.

RESOLVED FURTHER, that the officers are authorized to keep the amount of the fidelity bond at $750,000, to correspond with the amount of the gross assets of the Trust.

RESOLVED FURTHER, that the officers of the Trust be, and they hereby are, authorized from time to time to adjust the amount of the fidelity bond during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940, with other terms of the fidelity bond remaining substantially the same, and this Board acknowledges that this approval constitutes advance notice of those increases required to be given to this Board, provided that any such increase will be submitted for ratification by this Board at its first regular meeting following the effective date of the increase.

RESOLVED FURTHER, the Treasurer or Assistant Treasurer of the Trust is hereby directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.

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RESOLVED, that after consideration of all relevant factors, the Board of Trustees, including a majority of the Independent Trustees, hereby determines that it continues to be in the interests of the Trust to participate in a joint policy insuring the trustees, directors and officers of Fisher Asset Management, LLC (the “Adviser”) and the Trust.

RESOLVED FURTHER, that after taking into consideration the proposed amount of the premium of such policy to be allocated to the Trust and the amount of the premiums that would have been paid if such insurance coverage were purchased separately by such interested parties, the Board of Trustees, including a majority of the Independent Trustees, hereby determines that the proposed premium for the policy to be allocated to the Trust is fair and reasonable to the Trust.

RESOLVED FURTHER, that the Board of Trustees hereby approves the continuance of the Errors and Omissions Premium Allocation Agreement between the Trust and the Adviser.

RESOLVED FURTHER, that the Board of Trustees, including a majority of the Independent Trustees, hereby determines that it continues to be in the best interests of the Trust to participate.

Premiums have been paid for the full period from October 24, 2012 to October 24, 2013.